

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Darryl Bond
Chief Financial Officer
Yext, Inc.
61 Ninth Avenue
New York, NY 10011

> **Re: Yext, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 18, 2022**
> **File No. 001-38056**

Dear Darryl Bond:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ho Shin